November 21, 2005
via U.S. Mail
J. Russell Porter
Chief Executive Officer and President
Gastar Exploration Ltd.
1331 Lamar Street
Suite 1080
Houston, Texas 77010



Re:	Gastar Exploration Ltd.
      Amendment No. 1 to Registration Statement on
      Form S-1
      File No. 333-127498
      Filed October 13, 2005

Dear Mr. Porter:

      We have reviewed your engineering responses and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is
to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects.  We welcome any
questions you may have about our comments or on any other aspect of
our review.  Feel free to call us at the telephone numbers listed at
the end of this letter.
-


Engineering Comments

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 22

	Business Environment, page 29

1. You state that your Deep Bossier production is generally priced on
Katy Hub prices less gathering, processing and transportation fees.
Please tell us the basis for this price determination and tell us the reduction in price actually received for natural gas due to these fees.

2. Regarding response number 30 of your response letter dated
November
14, 2005 we do not agree that it is appropriate to reduce gas prices
in order to compensate for disclosing lower than actual operating
costs.   This does not appear to be in agreement with Rule 4-10(a)
of
Regulation S-X which requires that reserves be determined at current costs and prices. Tell us the basis for lowering the prices to compensate for higher costs or alternatively revise your document and your reserves calculations, if necessary, to use current prices and costs and to disclose total future costs in SMOG and actual costs per unit in your document.

3. Regarding response number 30 of your response letter dated
November
14, 2005, you state that the reserve report contains certain non-recurring costs not expected to continue. However, this would tend to raise the operating costs but you have significantly lower costs in the reserve report than in the filing. We do not understand how this portion of your response helps to clarify our comment. Please explain this further to us.

4. Please reconcile response number 31 of your response letter dated
November 11, 2005 with response number 48 of your response letter dated October 13, 2005 concerning CO2 volumes in the Hilltop reserves.

5. Please reconcile response number 32 of your response letter dated
November 11, 2005 with response number 30 of your response letter dated November 30, 2005 as they appear to contradict each other relating to the gas processing costs of the Hilltop field.

6. We do not understand your response number 33 of your response letter dated November 11, 2005. From the production graph provided for the Kaufman 1 well in your November 14, 2005 response,
production
in December 2004 was approximately 15 MMCFD, not 9.5 MMCFD as you state. Production increased to around 23 MMCFD temporarily but quickly declined to 15 MMCFD in February 2005. From the same graph
production is now less than 5 MMCFD.   However, this is based on
gas
at the wellhead and must also be corrected for CO2 volumes. Our comment was based on the graph of historical and projected production of proved developed producing Texas properties (Exhibit GEL 003) and was not based on just one well. Please better clarify your response.

7. We reiterate our prior comments 35, 36, 37, 38 and 39. For each comment provide specific details as to how these proved undeveloped locations were demonstrated to be classified as proved reserves. For each field or project area provide a base map indicating the proved undeveloped locations, the proved developed producing and non-producing wells, the nearest producing wells or area if there is no production in the specific project area, the location of any pressure monitoring and water level monitoring wells and their data over time.
Provide specific details and facts on how pressure communication and reservoir continuity to producing areas were demonstrated for each project area. Provide specific information as how each project area is served with pipelines to transport your share of the gas and the agreements or documentation with the pipeline companies to access their pipelines. We may have additional comments.

8. Regarding response number 37 of your response letter dated
November
11, 2005 please provide the written agreement or memo of understanding that you have with Cantera Natural Gas that documents that Cantera is building a sales line into the area and that you will be provided access to it.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Ryan Milne at (202) 551-3688 or in his absence,
April Sifford, Accounting Branch Chief at (202) 551-3684 if you have comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 if you have questions regarding the engineering comments. Please contact Mellissa Campbell Duru, at (202) 551-3757, or Tangela Richter, Branch
Chief at (202) 551-3685 with any other questions.



Sincerely,



							H. Roger Schwall
							Assistant Director


cc: 	via facsimile
	T. Mark Kelly, Esq.
	Vinson & Elkins L.L.P.
	(713) 758-2346 (fax)

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Mr. Porter
Gastar Exploration Ltd.
November 21, 2005
page 4




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010